April 8, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:  George F. Ohsiek, Jr., Branch Chief

Dear Mr. Ohsiek, Jr.,

This letter responds to the comments of the Staff set forth in your letter dated March 16, 2005, relating to the Nordstrom, Inc. Form 8-K filed on February 15, 2005. We have filed our Form 10-K and Annual Report for the fiscal year ended January 29, 2005, as you will see in the responses below, many of your questions have been addressed.

1. Please tell us supplementally and disclose the specific nature of the correction in your lease accounting policy.

            (a) Based on your disclosure that you recorded a charge in the fourth quarter of 2004 relating to a correction in your lease accounting policy it appears that your historical accounting for leases may not have been in accordance with GAAP. As a result, we would expect you to restate your prior period financial statements unless the correction of the error is immaterial.

            (b) If you are restating your historical financial statements, we would expect your disclosures to indicate that the restatement results from the correction of an error.

            (c) If restatement is determined to be unnecessary, your disclosures should indicate that the errors were immaterial to prior periods.

            (d) In this regard, please provide us supplementally your quantitative and qualitative assessment of the materiality of these errors for the fiscal years ended January 31, 2002, 2003 and 2004 as well as your quarterly periods ended May 1, 2004, July 31, 2004 and October 30, 2004. Please ensure your analysis addresses fully the considerations described in SAB 99 including the impact on income from operations, pretax income, net income, earnings per share, cash flows from operating, investing, and financing activities, and the balance sheet line items for all periods affected.

      RESPONSE:

      (a) We determined that our accounting for "rent holidays," as described in the SEC Staff's letter regarding lease accounting dated February 7, 2005, was not correct. We determined that the impact of this error is not material to our previously issued financial statements. Please see Attachments 1 and 2, which


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            describe our quantitative and qualitative assessments of the impact of this error.

      (b) Since the impact of this error is not material, we have not restated our prior period financial statements.

      (c) We disclosed that the impact of this error was not material to our prior period financial statements. The details of the correction to our lease accounting policy are fully disclosed in Note 1: Nature of Operations and Summary of Significant Accounting Policies in our 2004 Annual Report to Shareholders. An excerpt of that note is as follows:

                  "We recognize lease expense on a straight-line basis over the initial lease term. In 2004, we corrected our lease accounting policy to recognize lease expense, net of landlord reimbursements, from the time that we control the leased property. In the past, we recorded rent expense, net once lease payments or retail operations started. We recorded a charge of $7,753 ($4,729 net of tax) in the fourth quarter of 2004 to correct this accounting policy. The impact of this change was immaterial to prior periods."

      (d) See Attachment 1 for our quantitative assessment of the materiality of the errors for the fiscal years ended January 31, 2002, 2003 and 2004 as well as the quarterly periods ended May 1, 2004, July 31, 2004 and October 30, 2004. See Attachment 2 for our qualitative assessment.

2. Please tell us supplementally and disclose in your next filing how your discovery of this error impacted your evaluation of the effectiveness of your disclosure controls and procedures. Also tell us and disclose whether you changed your disclosure controls and procedures or internal controls over financial reporting as a result of your discovery of this error.

      RESPONSE: As described in response to the Staff's first comment above, we determined that the `rent holiday' error was not material to our prior period financial statements. As this error was not material, we will not discuss this error in relation to our evaluation of the effectiveness of our disclosure controls and procedures in our upcoming filings.

      Supplementally, we advise the Staff that we have updated our lease accounting checklist to determine the date that we have control of a leased asset in order to determine when the lease starts. And, we have discussed this change in our accounting policy with our finance and real estate leaders so they are aware of this accounting policy.

3. Please ensure your disclosures in future filings address the material terms of and accounting for leases.

            (a) In this regard, we note there is no disclosure in your Form 10-K for the fiscal year ended January 31, 2004 or in your subsequent Form 10-Q filings, which addresses the existence of lease incentives other than developer reimbursements you receive as incentives to construct stores in certain developments.


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            (b)   You say you capitalize property, plant and equipment for these stores during the construction period in accordance with EITF Issue No. 97-10 and at the end of the construction period, developer reimbursements in excess of construction costs are recorded as deferred lease credits and amortized as a reduction to rent expense, on a straight-line basis over the life of the applicable lease or operating covenant. Construction costs in excess of developer reimbursements are recorded as prepaid rent and amortized as rent expense on a straight-line basis over the life of the applicable lease or operating covenant. Please clarify your disclosure to explain how and why the guidance in EITF 97-10 is applicable to your lease transactions.

            (c) In addition, your future disclosures should address the following, as noted in the SEC Staff letter dated February 7, 2005:

                        -     Material lease agreements or arrangements;

                        - The essential provisions of material leases, including the

                              o     original term,

                              o     renewal periods,

                              o     reasonably assured rent escalations,

                              o     rent holidays,

                              o     contingent rent,

                              o     rent concessions,

                              o     leasehold improvement incentives, and

                              o     unusual provisions or conditions;

                        - The accounting policies for leases, including the treatment of each of the above components of lease agreements;

                        - The basis on which contingent rental payments are determined with specificity, not generality; and

                        - The amortization period of material leasehold improvements made either at the inception of the lease or during the lease term, and how the amortization period relates to the initial lease term

      RESPONSE:

      We have updated our disclosures in our Form 10-K for the fiscal year ended January 29, 2005 to provide more information. In our responses below we show excerpts from Note 1 in our consolidated financial statements for the fiscal year ended January 29, 2005.

            (a) Our notes to the consolidated financial statements for the fiscal year ended January 29, 2005 discuss our incentives; below is an excerpt from Note 1:

                  "We also receive incentives based on a percentage of a store's net sales and recognize these amounts in the year that they are earned as a reduction to rent expense."

            (b) Supplementally, we are providing the Staff with background on our development agreements. In some development opportunities, we


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
                  agree with the developer that we will control the development's construction phase for the store that we will lease from the developer; sometimes, we also control the construction of a portion of the developer's areas (e.g. parking structures) if the construction of that area is integral to our store's construction. Following the issuance of EITF 97-10, we recorded our construction expenditures for the leased stores that we controlled during the construction phase as fixed assets. If we meet the criteria for sales-leaseback (under SFAS 98), we record the developer's construction reimbursement payment as a sales-leaseback. If we do not meet the sales-leaseback criteria (under SFAS 98), we record the developer construction reimbursement payment as a property incentive and amortize the credit to earnings over the life of the lease.

                  In our notes to the consolidated financial statements for the fiscal year ended January 29, 2005, we describe our accounting policy for landlord incentives in Note 1. The following is the relevant section of that discussion:

                        "We receive incentives to construct stores in certain developments. These incentives are recorded as a deferred credit and recognized as a reduction to rent expense on a straight-line basis over the lease term as described above. At the end of 2004 and 2003, this deferred credit balance was $394,802 and $407,856."

                  We have removed the reference to EITF 97-10 from our disclosures as we believe that our updated discussion more clearly describes our accounting policy.

            (c) Our Form 10-K for the fiscal year ended January 29, 2005 discloses the following:

                  - Material lease agreements: Excerpt from the notes to the consolidated financial statements for the fiscal year ended January 29, 2005, Note 1

                        "We lease the land or the land and building at many of our Full-Line stores, and we lease the building at many of our Rack stores. Additionally, we lease office facilities, warehouses and equipment. Most of these leases are classified as operating leases and they expire at various dates through 2080."

                  - Essential provisions of material leases: Excerpt from the notes to the consolidated financial statements for the fiscal year ended January 29, 2005, Note 1

                        "We have no significant individual or master lease agreements."

                        o Original term: Excerpt from the notes to the consolidated financial statements for the fiscal year ended January 29, 2005, Note 1


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                        "Our fixed, non-cancelable terms of the lease generally
                        are 20 to 30 years for Full Line stores and 10 to 15 years for Rack stores."

                        o Renewal periods: Excerpt from the notes to the consolidated financial statement for the fiscal year ended January 29, 2005s, Note 1

                        "Many of our leases include options that allow us to extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception."

                        o Rent escalations: Excerpt from the notes to the consolidated financial statements for the fiscal year ended January 29, 2005, Note 1

                        "For leases that contain predetermined, fixed escalations of the minimum rentals, we recognize the rent expense on a straight-line basis and record the difference between the rent expense and the rental amount payable under the leases in liabilities.

                        o     Rent holiday: See excerpt above in 1(c).

                        o Contingent rent: Excerpt from the notes to the consolidated financial statements for the fiscal year ended January 29, 2005, Note 1

                        "Some of our leases require additional payments based on sales and are recorded in rent expense when the contingent rent is probable."

                        o Rent concessions: We do not have any rent concessions in our lease agreements.

                        o Leasehold improvement incentives: Excerpt from the notes to the consolidated financial statements for the fiscal year ended January 29, 2005, Note 1

                        "We receive incentives to construct stores in certain developments. These incentives are recorded as a deferred credit and recognized as a reduction to rent expense on a straight-line basis over the lease term as described above."

                        o Unusual provisions or conditions: We do not have any other unusual provisions or conditions that are predominate in our lease agreements.

                  -     Accounting policies for leases: See the above response.


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                  -     As discussed above, some of our leases have contingent
                        rent, which is based on sales. See the above disclosure.

                  - Amortization period for leasehold improvements: Excerpt from the notes to the consolidated financial statements for the fiscal year ended January 29, 2005, Note 1

                        "Leasehold improvements made at the inception of the lease are amortized over the shorter of the asset life or the initial lease term. Leasehold improvements made during the lease term are also amortized over the shorter of the asset life or the initial lease term."

Please call me at (206) 373-4068 if you need any other information or would like to discuss the above response. Thank you for your consideration.

Sincerely,

Nordstrom, Inc.



/s/ Michael G. Koppel
Michael G. Koppel
Executive Vice President and Chief Financial Officer

NORDSTROM, INC.

SAB 99 MATERIALITY ANALYSIS - QUANTITATIVE ANALYSIS                 Attachment 1
CORRECTION IN LEASE ACCOUNTING POLICY
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                          2001                                     2002
                                        ----------------------------------------   ---------------------------------------
                                                      FYE 1/31/2002                            FYE 1/31/2003
                                        ----------------------------------------   ---------------------------------------
                                                        Adj. - Incr   Percentage                  Adj. - Incr   Percentage
Impact                                  As Reported       (Decr)        Change     As Reported       (Decr)       Change
------                                  -----------     -----------   ----------   -----------    -----------   ----------
Income from operations                     $ 145,636     $ (696)         -0.5%       $ 191,424     $ (2,135)       -1.1%
Pretax income                                204,488       (696)         -0.3%         195,624       (2,135)       -1.1%
Net income                                   124,688       (425)         -0.3%          90,224       (1,302)       -1.4%
Basic earnings per share                        0.93          -           0.0%            0.67        (0.01)       -1.5%
Diluted earnings per share                      0.93      (0.01)         -1.1%            0.66            -         0.0%
Total liabilities                          2,736,691      6,335           0.2%       2,739,043        8,470         0.3%
Cash flows from operating activities         426,402          -            N/A         283,159            -          N/A
Cash flows from investing activities        (272,769)         -            N/A        (284,006)           -          N/A
Cash flows from financing activities         158,963          -            N/A        (117,664)           -          N/A

                                                           2003
                                        ---------------------------------------
                                                     FYE 1/31/2004
                                        ---------------------------------------
                                                       Adj. - Incr   Percentage
Impact                                  As Reported      (Decr)       Change
------                                  -----------    -----------   ----------
Income from operations                    $ 334,003       $ 315        0.1%
Pretax income                               398,141         315        0.1%
Net income                                  242,841         192        0.1%
Basic earnings per share                       1.78           -        0.0%
Diluted earnings per share                     1.76           -        0.0%
Total liabilities                         2,831,679       8,155        0.3%
Cash flows from operating activities        573,225           -         N/A
Cash flows from investing activities       (208,856)          -         N/A
Cash flows from financing activities       (107,489)          -         N/A

                                                                                2004
                                        ----------------------------------------------------------------------------------
                                                            Q1                                         Q2
                                        ----------------------------------------   ---------------------------------------
                                                        Adj. - Incr   Percentage                  Adj. - Incr   Percentage
Impact                                  As Reported       (Decr)        Change     As Reported       (Decr)       Change
------                                  -----------     -----------   ----------   -----------    -----------   ----------
Income from operations                     $ 109,824     $ 238           0.2%        $ 146,355       $ 239         0.2%
Pretax income                                112,627       238           0.2%          175,266         239         0.1%
Net income                                    68,727       145           0.2%          106,915         146         0.1%
Basic earnings per share                        0.49      0.01           2.0%             0.76           -         0.0%
Diluted earnings per share                      0.48      0.01           2.1%             0.75           -         0.0%
Total liabilities                          2,593,444     7,917           0.3%        2,911,904       7,678         0.3%
Cash flows from operating activities         (15,274)        -            N/A          191,625           -          N/A
Cash flows from investing activities         (46,230)        -            N/A          (95,834)          -          N/A
Cash flows from financing activities        (181,797)        -            N/A         (127,165)          -          N/A

                                                         2004
                                        ---------------------------------------
                                                          Q3
                                        ---------------------------------------
                                                       Adj. - Incr   Percentage
Impact                                  As Reported      (Decr)       Change
------                                  -----------    -----------   ----------
Income from operations                     $ 91,398       $ (179)      -0.2%
Pretax income                               122,913         (179)      -0.1%
Net income                                   77,828         (113)      -0.1%
Basic earnings per share                       0.55            -        0.0%
Diluted earnings per share                     0.54            -        0.0%
Total liabilities                         2,851,561        7,857        0.3%
Cash flows from operating activities        215,072            -         N/A
Cash flows from investing activities       (149,361)           -         N/A
Cash flows from financing activities       (246,585)           -         N/A

NORDSTROM, INC.                                                     ATTACHMENT 2
QUALITATIVE ASSESSMENT

SAB 99 includes a list of factors that a company should consider to determine if an error that is below a material quantitative measure may still be material for qualitative reasons.


      QUALITATIVE CONSIDERATION                     RESPONSE
Whether the misstatement arises from      The misstatement involves recording
an item capable of precise                rent expense during the store build
measurement or whether it arises          out period.  These amounts are
from an estimate and, if so, the          known and are not subject to
degree of imprecision inherent in         estimate.
the estimate.


Whether the misstatement masks a          As seen in Attachment 1 on
change in earnings or other trends.       quantitative factors, this change
                                          does not mask a change in earnings
                                          or other trends.


Whether the misstatement hides a          In prior periods, we did not know
failure to meet analysts' consensus       that our accounting policy was
expectations for the enterprise.          incorrect.  Our guidance, as well
                                          as analysts' expectations, followed
                                          the consistently incorrect
                                          accounting policy.


Whether the misstatement changes a        The net earnings effect of this
loss into income or vice versa.           error never changed our net
                                          earnings into a net loss.


Whether the misstatement concerns a        The rent holiday issue impacted our
segment or other portion of the            Retail Segment.  This item did not
registrant's business that has been        change the significant role of the
identified as playing a significant        Retail Segment.
role in the registrant's operations or
profitability.


Whether the misstatement affects the      This change does not impact our
registrant's compliance with              compliance with any regulatory
regulatory requirements.                  requirements.


Whether the misstatement affects the      Our loan covenants or other
registrant's compliance with loan         contractual requirements would not
covenants or other contractual            have been impacted if we recorded
requirements.                             the rent expense properly.


Whether the misstatement has the          Our bonus program includes
effect of increasing management's         `Earnings Before Taxes' as a key
compensation - for example, by            performance measure.  This measure
satisfying requirements for the           is set each year based upon our
award of bonuses or other forms of        annual budget.  The rent holiday
incentive compensation.                   error was made in both the annual
                                          budget and in the actual results. As a
                                          result, this error had no impact on
                                          management's bonus or other forms of
                                          incentive compensation.


                                       7
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
Whether the misstatement involves         Misstatement does not conceal an
concealment of an unlawful                unlawful transaction.
transaction.


Whether the misstatement was              The misstatement was not made
intentional.                              intentionally.


Whether the misstatement was made to      Misstatement was not made to manage
manage earnings.                          earnings.

When considering the above information, we believe that a reasonable person would not form a different opinion about our results if they used either the unadjusted or the adjusted earnings statements for the years presented. Accordingly, we believe that in accordance with SAB 99, the qualitative factors indicate that this change is not material to our financial statements. We have also considered APB 28, Interim Financial Reporting, paragraph 29 and believe that our conclusions for SAB 99 apply to equally to this guidance.

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